

Mail Stop 3628

February 1, 2010

Via Facsimile and U.S. Mail
Takeshi Nakatsu
General Manager
Business Development Department
Shiseido Company, Limited
1-6-2, Higashi-shimbashi
Minato-ku, Tokyo 105-8310
Japan

> **Re:** **Bare Escentuals, Inc.**
> **Schedule TO-T filed by Blush Acquisition Corporation and**
> **Shiseido Company, Limited**
> **Filed January 25, 2010**
> **Amendment No. 1 to Schedule TO-T filed January 27, 2010**
> **Amendment No. 2 to Schedule TO-T filed January 28, 2010**
> **File No. 005-82124**

Dear Mr. Nakatsu:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Offer to Purchase.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Offer to Purchase

1. We note the bidders' right to waive conditions. If the bidders decide to waive any material conditions, please note that they must expressly announce their decision in a manner reasonably calculated to inform security holders of the waiver. In this regard, it appears that the waiver of the minimum condition would constitute

a material change requiring that at least five business days remain in the offer after such waiver. Please provide us with the bidders' views on this issue and whether or not waiver of the remaining conditions will constitute a material change. See Rule 14d-4(d).

2. Please revise to describe the Ancillary Agreements upon which the offer is conditioned.

Summary Term Sheet, page i

When and how will I be paid for my tendered shares, page iii

3. We note that you will pay for shares "promptly following acceptance." Please advise as to how you are complying with Rule 14e-1(c) and the requirement to pay promptly after expiration, or revise, here and on page 6 under "Acceptance for Payment."

Acceptance for Payment and Payment for Shares, page 6

4. We note from page 7 that the offeror reserves the right to assign to its affiliates the right to purchase all or a portion of the tendered shares. Please confirm to us that, to the extent you do so, you will revise your Schedule TO-T to include as bidders the persons or entities to whom such rights are assigned.

Certain Information Concerning the Company, page 12

Certain Projected Financial Data of the Company, page 13

5. We note that you have included non-GAAP financial measures in this section. Please advise us as to the consideration given to whether these non-GAAP projections would require additional disclosure pursuant to Rule 100(a) of Regulation G. Please refer to Question 101.01, Non-GAAP Financial Measures section of the Division's Compliance and Disclosure Interpretations. We may have additional comments after we review your response.

Purpose of the Offer; Plans for the Company…, page 37

6. Please disclose the price to be paid for the shares under the Top Up Option. Refer to Rule 14e-5(b)(7)(iii).

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review.

Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the bidders (and all additional filing persons) acknowledging that:

- the bidder (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the bidder (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

cc: Peter Lyons, Esq.
        Kenneth Lebrun, Esq.
        Shearman & Sterling LLP